FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, January 29, 2019

Commission for the Financial Market

Present

Ref: Sanction as Material Fact

To whom it may concern:

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions in Chapter 18-10 of the Updated Compilation of Norms from the Superintendence of Banks and Financial Institutions, Banco Santander-Chile informs that it has come to our knowledge Resolution number 224 with date January 11, 2019, issued by the Superintendence of Banks and Financial Institutions, through which the entity has resolved to apply a penalty amounting to 2,720 UF, as a consequence of the occurrences which, it argues, would constitute alleged infractions to the articles 6 and 6 ter of Law 18,010.

Banco Santander-Chile complies with making this situation known to the market, in compliance with the duties of information defined by law. Notwithstanding the foregoing, Banco Santander-Chile puts on record that a recourse of reposition has been interposed, pending its resolution by the Superintendence.

Sincerely,

Carlos Volante Neira

CHIEF EXECUTIVE OFFICER (Alternate)

Banco Santander-Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: January 29, 2019